Filing under Rule 425 under the U.S. Securities Act of 1933

Filing by: Nippon Steel & Sumitomo Metal Corporation

Subject Company: Nisshin Steel Co., Ltd. (SEC File No. 132-    )

May 16, 2018

To Whom It May Concern,

Listed Company’s Name:	Nippon Steel & Sumitomo Metal Corporation
Representative:	Kosei Shindo, Representative Director and President
(Code Number:	5401, First Section of the TSE, First Section of the NSE, FSE, and SSE)
Contact:	Fumiaki Onishi, General Manager, Public Relations Center
(Telephone:	+81-3-6867-2135, 2146, 2977, 3419)

Listed Company’s Name:	Nisshin Steel Co., Ltd.
Representative:	Kinya Yanagawa, President & CEO, and Representative Director
(Code Number:	5413, First Section of the TSE)
Contact:	Hirokazu Kuwasako, Executive Officer, General Manager, General Administration Dept.
(Telephone:	+81-3-3216-5566)

Company’s Name:	Nippon Steel & Sumikin Stainless Steel Corporation
Representative:	Hitoshi Ito, Representative Director and President
Contact:	Manabu Tani, Executive Officer, General Manager, Corporate Planning Div.
(Telephone:	+81-3-6841-4853)

Notice Regarding the Execution of a Share Exchange Agreement to Make Nisshin Steel Co., Ltd. a Wholly Owned Subsidiary of Nippon Steel & Sumitomo Metal Corporation, and the Execution of a Basic Agreement for the Integration of the Stainless Steel Sheet Businesses of Nippon Steel & Sumitomo Metal Corporation, Nisshin Steel Co., Ltd., and Nippon Steel & Sumikin Stainless Steel Corporation

Nippon Steel & Sumitomo Metal Corporation (“NSSMC”) and Nisshin Steel Co., Ltd. (“Nisshin Steel”) resolved at their respective board of directors’ meetings held today to conduct a share exchange effective as of January 1, 2019 wherein NSSMC will become a wholly owning parent company and Nisshin Steel will become a wholly owned subsidiary (the “Share Exchange”), making Nisshin Steel a wholly owned subsidiary of NSSMC (the “Conversion into a Wholly Owned Subsidiary”), in order to realize the maximum effects of synergies at an early stage by accelerating the mutual utilization of management resources and further promoting deeper alliances in the NSSMC group. NSSMC and Nisshin Steel entered into a share exchange agreement regarding the Share Exchange as of today (the “Share Exchange Agreement”).

The Share Exchange will be conducted effective as of January 1, 2019 in the following manner: The Share Exchange will be conducted through a short-form share exchange procedure under Article 796, paragraph 2 of the Companies Act, under which no approval at a shareholders meeting is required, with respect to NSSMC. With respect to Nisshin Steel, the Share Exchange Agreement will be approved at Nisshin Steel’s extraordinary shareholders meeting to be held around December 2018.

Prior to the effective date of the Share Exchange, common shares of Nisshin Steel will be delisted from the First Section of Tokyo Stock Exchange, Inc. (the “TSE”) on December 26, 2018 (the last day of trading will be December 25, 2018).

In connection with the Share Exchange, NSSMC will file a registration statement on Form F-4 with the U.S. Securities and Exchange Commission (the “SEC”), pursuant to the U.S. Securities Act of 1933, prior to Nisshin Steel’s extraordinary shareholders meeting to approve the Share Exchange.

Further, in order to maximize synergy in the NSSMC group’s stainless steel business at an early stage, NSSMC, Nisshin Steel, and Nippon Steel & Sumikin Stainless Steel Corporation (“NSSC”) resolved at their respective board of directors’ meetings held today that NSSC will assume part of the steel sheet business contained within the special stainless steel business (steel sheets, shaped steel) of NSSMC and the steel sheet business contained within the stainless steel business (steel sheets, steel pipes and tubes) of Nisshin Steel (the “Integration of Stainless Steel Sheet Business”) around April 1, 2019, after the Conversion into a Wholly Owned Subsidiary, resulting from the Share Exchange and the three companies entered into a basic agreement regarding the Integration of Stainless Steel Sheet Business as of today.

The details of the foregoing resolutions are announced as follows.

I.	Regarding the Conversion into a Wholly Owned Subsidiary

1.	Objective of the Conversion into a Wholly Owned Subsidiary

NSSMC was formed in October 2012 through the business integration of Nippon Steel Corporation (established in 1950) and Sumitomo Metal Industries, Ltd. (established in 1949). Since its formation, NSSMC has strived to become the “Best Steelmaker with World-Leading Capabilities” and has taken measures to reduce costs by combining the technologies of the two former companies and improving efficiency as a result of the business integration, to integrate facilities, to invest in downstream processes overseas, and to integrate and reorganize its group companies. Through these measures, NSSMC has constantly generated synergy effects.

Nisshin Steel was established in April 2014 through the merger of Nisshin Steel Holdings Co., Ltd. (established in 2012), the former Nisshin Steel Co., Ltd. (established in 1959), and Nippon Metal Industry Co., Ltd. (established in 1932). Nisshin Steel specializes in coated steel sheets, special steel and stainless steel and has received high evaluations from its markets for distinctive product groups and meticulous development marketing in line with customer needs, together with its MOONSTAR corporate symbol. In addition, since the establishment of Nisshin Steel Holdings Co., Ltd., Nisshin Steel has implemented the measures, including enhancing business competitiveness by reducing costs, ensuring multi-stratified earnings through core products strategies, and creating new markets by deepening customer-centrism, and has achieved certain positive results.

In March 2017, NSSMC successfully made Nisshin Steel its subsidiary (the “Conversion into a Subsidiary”), in order to provide better products, technologies and services to consumers in and outside Japan, build cost competitiveness to survive global competition and build strong finances through efficient utilization of funds and assets, thereby facilitating various measures to maximize corporate value and creating synergies.

Since the Conversion into a Subsidiary, NSSMC and Nisshin Steel have constantly realized synergistic effects through the mutual utilization of their management resources and deepening of their sales alliance and optimization of their production system by using technological advancement and flexible merchandizing at a global top level, cost competitiveness and global responsiveness focusing on steel scrap, which are the strengths of NSSMC, and customer and market responsiveness through attentive business development based on consumer needs, which are the strengths of Nisshin Steel.

The two companies recognize that, while global demands for steel products are expected to constantly expand in the long run, the environment surrounding the steel-making industry is at a turning point for long-term and structural changes, exemplified by: changes in the steel supply-demand structure such as domestic depopulation, movements toward protectionism, a shift to domestic production by emerging countries; changes in social and industrial structures such as rapid progress of IT, increased needs of auto-manufacturers for lighter and stronger vehicle bodies, the spread of cars powered by new and alternative sources of energy, such as electric vehicles, and automated driving; and expectation from companies for measures toward the realization of a sustainable society.

Under these circumstances, in order to respond to the future business environment surrounding the ordinal steel and stainless steel industries, NSSMC and Nisshin Steel reached the conclusion that it would be necessary to enhance their respective strengths and realize the maximum effects of synergies at an early stage by accelerating the mutual utilization of management resources and further promoting alliances within the NSSMC group, and agreed to conduct the Conversion into a Wholly Owned Subsidiary. NSSMC believes that the Conversion into a Wholly Owned Subsidiary will enable it to more speedily enact intercompany measures including those for pursuit of an optimized production system and business restructuring of its group companies in a more expeditious and flexible manner in line with the changes in the business environment, without creating concern for conflict between the shareholders of each company. Nisshin Steel is also convinced that, by becoming a wholly owned subsidiary of NSSMC, it will be able to further show the strength of its customer and market responsiveness, and reinforce its brand power, which has been built under customer-centric principles through the promotion of its alliances within the NSSMC group, because the Conversion into a Wholly Owned Subsidiary will allow Nisshin Steel to make the most of the NSSMC group’s management resources, and that this will contribute to the improvement of Nisshin Steel’s corporate value.

2.	Outline of the Share Exchange

(1)	Schedule for the Share Exchange

Board of directors’ meetings to approve execution of the Share Exchange Agreement (each of NSSMC and Nisshin Steel)	May 16, 2018

Execution of the Share Exchange Agreement (each of NSSMC and Nisshin Steel)	May 16, 2018

Record date for extraordinary shareholders meeting to approve the Share Exchange Agreement (Nisshin Steel)	September 30, 2018 (planned)

Extraordinary shareholders meeting to approve the Share Exchange Agreement (Nisshin Steel)	Around December 2018 (planned)

Last day of trading (Nisshin Steel)	December 25, 2018 (planned)

Date of delisting (Nisshin Steel)	December 26, 2018 (planned)

Date the Share Exchange is conducted (the effective date)	January 1, 2019 (planned)

(Note 1)	The Share Exchange will be conducted through a short-form share exchange under Article 796, paragraph 2 of the Companies Act, under which no approval at a shareholders meeting is required for NSSMC.

(Note 2)	The foregoing schedule is subject to change upon agreement between NSSMC and Nisshin Steel depending on the progress of their preparation of a registration statement on Form F-4 to be filed with the SEC and other preparations for the Share Exchange.

(2)	Method of the Share Exchange

The Share Exchange will be in the form of a share exchange wherein NSSMC will become a wholly owning parent company and Nisshin Steel will become a wholly owned subsidiary. The Share Exchange will be conducted effective as of January 1, 2019 in the following manner: The Share Exchange will be conducted through a short-form share exchange under Article 796, paragraph 2 of the Companies Act, under which no approval at a shareholders meeting is required, with respect to NSSMC. With respect to Nisshin Steel, the Share Exchange Agreement will be approved at Nisshin Steel’s extraordinary shareholders meeting to be held around December 2018.

(3)	Allotment in the Share Exchange

	NSSMC (Wholly owning parent company in share exchange)	Nisshin Steel (Wholly owned subsidiary in share exchange)
Allocation ratio in the Share Exchange	1	0.71

(Note 1)	Share allocation ratio

0.71 common shares of NSSMC will be allocated and delivered against one common share of Nisshin Steel; however, 56,020,563 common shares of Nisshin Steel held by NSSMC (as of May 16, 2018) will not be allocated in the Share Exchange.

(Note 2)	Number of NSSMC shares to be delivered in the Share Exchange

NSSMC will allocate and deliver 38,161,032 common shares of NSSMC stock through the Share Exchange; however, the common shares to be delivered will be sourced from treasury shares held by it (66,436,595 shares as of March 31, 2018), and no new shares will be issued.

Nisshin Steel will, by a resolution at the board of directors’ meeting to be held on a date on or before to the day preceding the effective date of the Share Exchange, cancel all of the treasury shares held by it (including the treasury shares to be acquired through the purchase of such shares upon a share purchase request of any dissenting shareholder to be exercised in relation to the Share Exchange pursuant to Article 785, paragraph 1 of the Companies Act) at the time immediately before NSSMC’s acquisition of all the issued shares of Nisshin Steel in the Share Exchange (excluding the common shares of Nisshin Steel held by NSSMC). Therefore, regarding the number of common shares (38,161,032 shares) to be allocated and delivered in the Share Exchange above, common shares of NSSMC are not supposed to be allocated and delivered to the treasury shares held by Nisshin Steel (75,427 shares as of March 31, 2018). Additionally, the number of said common shares (38,161,032 shares) is subject to change due to acquisition or cancellation by Nisshin Steel of its treasury shares.

(Note 3)	Handling of shares comprising less than one unit

Upon the Share Exchange, it is expected that there will be Nisshin Steel shareholders who thereafter hold shares comprising less than one unit (less than 100 shares) of NSSMC. In particular, Nisshin Steel shareholders who hold less than 141 Nisshin Steel shares are expected to hold less than one unit of NSSMC shares. Although it is impossible to sell such shares comprising less than one unit on a financial instruments exchange market, the shareholders expected to hold shares of less than one unit of NSSMC may use the following schemes for NSSMC shares on and after the effective date of the Share Exchange:

(i)	Scheme for requesting purchase by NSSMC of shares comprising less than one unit (sale of less than 100 shares)

This is a scheme where shareholders holding shares comprising less than one unit of NSSMC may request that NSSMC purchase back such shares held by respective shareholders pursuant to Article 192 and other provisions of the Companies Act.

(ii)	Scheme for requesting sale by NSSMC of shares comprising less than one unit (additional purchase up to 100 shares)

This is a scheme where shareholders holding shares comprising less than one unit of NSSMC may request that NSSMC sell its common shares in the number constituting one unit share (100 shares) together with their respective shares, and may purchase the same from NSSMC pursuant to Article 194 of the Companies Act, the Articles of Incorporation of NSSMC and other documents.

(Note 4)	Handling of fractions less than one share

As a result of the Share Exchange, if there are fractions of less than one common share of NSSMC, NSSMC will sell such fractions in a lump sum and deliver the sales proceeds thereof to shareholders of Nisshin Steel proportional to their holding ratio of such fractions pursuant to Article 234 of the Companies Act and other relevant laws.

(4)	Treatment of Stock Acquisition Rights and Bonds with Stock Acquisition Rights upon the Share Exchange

Nisshin Steel has issued neither stock acquisition rights nor bonds with stock acquisition rights.

3.	Basis for Particulars of Allotment of Shares Relating to the Share Exchange

(1)	Basis and Reasons for Particulars of Allotment of Shares

In order to ensure the fairness and reasonableness of the calculation of the share allocation ratio (the “Share Exchange Ratio”) to be used in the Share Exchange and stated in “2. (3) Allotment in the Share Exchange” above, NSSMC and Nisshin Steel agreed to ask third-party valuation organizations independent of both companies to calculate the Share Exchange Ratio. NSSMC appointed Nomura Securities Co., Ltd. (“Nomura Securities”) and Nisshin Steel appointed Mitsubishi UFJ Morgan Stanley Securities Co., Ltd. (“Mitsubishi UFJ Morgan Stanley Securities”) to be their respective third-party valuation organizations.

NSSMC and Nisshin Steel deliberated based on the results of their respective due diligence investigations into the other company, making reference to the calculation result of the Share Exchange Ratio submitted by their respective third-party valuation organizations, and engaged in repeated negotiations and consultations, comprehensively taking into account such factors as financial conditions, asset conditions and the future prospects of NSSMC and Nisshin Steel. As a result, NSSMC and Nisshin Steel reached the conclusion that the Share Exchange Ratio is reasonable and not detrimental to the interests of their respective shareholders. Therefore, NSSMC and Nisshin Steel resolved at their respective board of directors’ meetings held today to execute the Share Exchange Agreement between them to conduct the Share Exchange using the Share Exchange Ratio.

If there is any material change in the conditions used as a basis for the calculation, the Share Exchange Ratio is subject to change upon mutual consultation between the companies.

(2)	Matters Regarding Valuation

(i)	Name of Valuation Organizations and Relationship with Listed Companies

Nomura Securities, a third-party valuation organization retained by NSSMC, and Mitsubishi UFJ Morgan Stanley Securities, a third-party valuation organization retained by Nisshin Steel, are valuation organizations independent of NSSMC and Nisshin Steel, are not related parties of NSSMC and Nisshin Steel and have no material interest in the Share Exchange to be noted.

(ii)	Outline of Valuation

For NSSMC, Nomura Securities made calculations using a market share price analysis because NSSMC is listed on a financial instruments exchange and its market share price exists.

For Nisshin Steel, Nomura Securities made calculations using (i) a market share price analysis because Nisshin Steel is listed on a financial instruments exchange and its market share price exists, (ii) a comparable company analysis because there are several listed companies comparable to Nisshin Steel and thus its share value can be analogized under the comparable company analysis, and (iii) a discounted cash flow method (the “DCF Method”) in order to reflect Nisshin Steel’s future business activities into the valuation.

The ranges of Nisshin Steel’s share values are as follows, where the per-share value of NSSMC’s shares is assumed to be 1 under each valuation method:

Calculation Result of the Share Exchange Ratio
Market Share Price Analysis	0.57 - 0.60
Comparable Company Analysis	0.50 - 0.63
DCF Method	0.35 - 0.87

Under the market share price analysis, using May 15, 2018 as the reference date, and making reference to the closing price on the TSE on the reference date, the simple averages of the closing price for the one week, one month, three months, and six months immediately preceding the reference date were applied.

When calculating the above share exchange ratios, Nomura Securities used information which was provided by both companies or was publicly available, assumed that all of those materials and information are accurate and complete, and has not independently verified their accuracy and completeness. Moreover, Nomura Securities has not independently evaluated, appraised, or assessed the assets or liabilities (including financial derivatives, off-the-book assets and liabilities, and other contingent liabilities) of both companies and their affiliates, including analysis and valuation of each individual asset and liability, nor has it requested appraisal or assessment from any third-party organization. Nomura Securities reflected the information and economic conditions up to May 15, 2018 in its calculation of the share exchange ratio, and assumed that NSSMC’s management team had reasonably examined or prepared Nisshin Steel’s financial forecast (including profit planning and other information) based on the best estimates and judgments currently available.

Under Nisshin Steel’s future financial forecasts, which Nomura Securities has used as the basis of its calculation under the DCF Method, a substantial increase in operating profit is expected for FY2020, which increase will be by 30 percent or more, compared to FY2019. This expectation is mainly due to maximization of its synergy with the NSSMC group and business structure reforms utilizing the group’s technologies and know-how following the Conversion into a Subsidiary in March 2017, as well as advancement of its core product strategy through reviewing its core product group and enhancing branding, and advancement of a CS (customer satisfaction) pursuit strategy as part of strengthening of the value chain. Note that such financial forecasts are not premised on the presumption that the Share Exchange will be conducted.

As stated in “(4) Measures to Ensure Fairness” below, NSSMC obtained a fairness opinion dated May 15, 2018 from Nomura Securities to the effect that the agreed Share Exchange Ratio is reasonable to NSSMC from a financial viewpoint subject to the above conditions precedent and other certain conditions.

On the other hand, for NSSMC, Mitsubishi UFJ Morgan Stanley Securities made calculations using a market share price analysis based on its judgment that common shares of NSSMC are listed on the First Section of the TSE, NSSMC’s aggregate market value is significantly high compared with that of Nisshin Steel, and the market liquidity of NSSMC shares is high; thus, when calculating the value of NSSMC shares as consideration for the Share Exchange, it would obtain sufficiently fair results under the market share price analysis.

For Nisshin Steel, Mitsubishi UFJ Morgan Stanley Securities made calculations using (i) a market share price analysis because its shares are listed on a financial instruments exchange and their market share prices exist, (ii) a comparable company analysis because there are several listed companies comparable to Nisshin Steel and thus its share value can be analogized under the comparable company analysis, and (iii) a discounted cash flow analysis (the “DCF Analysis”) in order to reflect Nisshin Steel’s future business activities into the valuation.

The ranges of Nisshin Steel’s share values are as follows, where the per-share value of NSSMC’s shares is assumed to be 1 under each valuation method:

Calculation Result of the Share Exchange Ratio
Market Share Price Analysis	0.57 - 0.60
Comparable Company Analysis	0.43 - 0.64
DCF Analysis	0.57 - 0.79

Under the market share price analysis, for both companies, using May 15, 2018 as the reference date, and making reference to the closing price of each company’s shares on the First Section of TSE on the reference date, the simple averages of the closing price on each business day for the one month, three months, and six months immediately preceding the reference date were applied.

Under the comparable company analysis, the value of Nisshin Steel shares was calculated in the following manner. JFE Holdings, Inc., Kobe Steel, Ltd., Hitachi Metals, Ltd., Daido Steel Co., Ltd., Sanyo Special Steel Co., Ltd., ArcelorMittal S.A., Baoshan Iron & Steel Co., Ltd., Posco Co., Ltd., Nucor Corporation, thyssenkrupp AG, Novolipetsk Steel PJSC , voestalpine AG, Tata Steel Ltd., Hyundai Steel Company, Gerdau S.A., United States Steel Corporation, and Steel Authority of India Ltd. were chosen as listed companies analogous to Nisshin Steel, taking into consideration their analogousness in terms of type of businesses undertaken, profits and losses, condition of financial affairs, and an EBITDA multiple of 5.75 times to 6.25 times, and a PER multiple of 9.75 times to 10.25 times were used to calculate the value of Nisshin Steel’s shares. Based on the results of that calculation, the share exchange ratio was calculated to range from 0.43 to 0.64.

Under the DCF Analysis, the enterprise value of Nisshin Steel was calculated by discounting the future free cash flow based on the financial forecasts prepared by Nisshin Steel at a certain discount rate to the present value. The going concern value under the DCF Method was calculated using the perpetuity growth rate method and the multiple method. A discount rate of 5.00% to 5.50% was used. Further, a perpetuity growth rate of -0.25% to 0.25% was used, and under the multiple method, an EBITDA multiple of 5.75 times to 6.75 times was used. Based on the results above, the share exchange ratio was calculated to range from 0.57 to 0.79.

Under Nisshin Steel’s financial forecasts, which were used by Mitsubishi UFJ Morgan Stanley Securities as a base to calculate the share exchange ratio, a substantial increase in operating profit is expected for FY2019 and FY2020, which increase will be by 30 percent or more, compared to the previous year. This expectation is mainly due to maximization of its synergy with the NSSMC group and business structure reforms utilizing the group’s technologies and know-how following the Conversion into a Subsidiary in March 2017, as well as advancement of its core product strategy through reviewing its core product group and enhancing branding, and advancement of a CS (customer satisfaction) pursuit strategy as part of strengthening of the value chain. Note that such financial forecasts are not premised on the presumption that the Share Exchange will be conducted.

(Note)	The analysis by Mitsubishi UFJ Morgan Stanley Securities, and in particular, analysis of the share exchange ratio which is the basis of that analysis, is addressed to Nisshin Steel’s board of directors for informational purposes only. Such analysis is not a financial opinion or recommendation by Mitsubishi UFJ Morgan Stanley Securities or any of its affiliates and does not constitute an opinion or recommendation to any shareholders of Nisshin Steel or NSSMC as to how such shareholders should exercise their voting rights or otherwise act with respect to any shareholders meetings regarding the Share Exchange.

In performing its analysis, Mitsubishi UFJ Morgan Stanley Securities has assumed and relied upon, without independent verification, the accuracy and completeness of the information that was publicly available or supplied or otherwise made available to it by Nisshin Steel or NSSMC as an appropriate basis for its analysis. With respect to the financial projections, including information relating to certain strategic, financial and operational benefits anticipated from the Share Exchange, Mitsubishi UFJ Morgan Stanley Securities has assumed that they have been reasonably prepared by the management of Nisshin Steel to reflect the best estimates and judgments available at present regarding the future financial performance of Nisshin Steel. Mitsubishi UFJ Morgan Stanley Securities has not made any independent valuation or appraisal of the assets or liabilities of Nisshin Steel or NSSMC. The analysis by Mitsubishi UFJ Morgan Stanley Securities is necessarily based on financial, economic, exchanges, market and other conditions as in effect on, and the information made available to Mitsubishi UFJ Morgan Stanley Securities as of, the reference date for its valuation report regarding the share exchange ratio. Events occurring after such date may affect the analysis and the assumptions used in preparing it, and Mitsubishi UFJ Morgan Stanley Securities does not assume any obligation to update, revise or reaffirm the report and its analysis.

The preparation of a valuation report regarding the share exchange ratio and the analysis forming the basis thereof is a complex process and is not necessarily susceptible to a partial analysis or summary description. The range of valuations resulting from any particular analysis described therein should not be taken to be an assertion by Mitsubishi UFJ Morgan Stanley Securities’ of the actual value of Nisshin Steel or NSSMC.

Mitsubishi UFJ Morgan Stanley Securities has acted as financial advisor to Nisshin Steel in connection with the Share Exchange and will receive a fee for its services, a portion of which is contingent upon the closing of the Share Exchange.

(3)	Prospect of Delisting and Reasons

Upon the Share Exchange, Nisshin Steel will be a wholly owned subsidiary of NSSMC on the effective date (January 1, 2019 (planned)), and Nisshin Steel shares will be delisted as of December 26, 2018 (the last day of trading will be December 25, 2018). After the delisting, it will be impossible to trade Nisshin Steel shares on the TSE.

Although Nisshin Steel’s shares will be delisted, the NSSMC shares to be allocated to Nisshin Steel shareholders through the Share Exchange are listed on the TSE, the Nagoya Stock Exchange, the Fukuoka Stock Exchange and the Sapporo Stock Exchange and it will be possible to trade them on financial instruments exchange markets on and after the effective date of the Share Exchange. Accordingly, we believe that we can maintain the liquidity of the shares for Nisshin Steel shareholders who hold 141 or more Nisshin Steel shares and will be allocated 100 NSSMC shares (one unit of NSSMC shares) or more through the Share Exchange.

In the meantime, Nisshin Steel shareholders who hold less than 141 Nisshin Steel shares will be allocated less than 100 NSSMC shares (one unit of NSSMC shares). It is impossible to sell such shares comprising less than one unit on financial instruments exchange markets; however, shareholders holding shares comprising less than one unit of NSSMC may request that NSSMC purchase back such shares held by respective shareholders. In addition, they may purchase additional NSSMC shares in the number constituting one unit share (100 shares) together with their respective shares from NSSMC. For details, please refer to “2. (3) (Note 3) Handling of shares comprising less than one unit” above. For details of the handling of fractions less than one share, if any, upon the Share Exchange, please refer to “2. (3) (Note 4) Handling of fractions less than one share” above.

(4)	Measures to Ensure Fairness

Since NSSMC is already the controlling shareholder of Nisshin Steel, holding 51.27% of the voting rights of Nisshin Steel, both NSSMC and Nisshin Steel have taken the following measures in order to ensure the fairness of the Share Exchange:

(i)	Receipt of Valuation Reports from Independent Third-party Valuation Organizations

NSSMC appointed Nomura Securities as its third-party valuation organization and obtained a valuation report regarding the Share Exchange Ratio dated May 15, 2018 from Nomura Securities. For the overview of the valuation report, please refer to “(2) Matters Regarding Valuation” above. NSSMC also obtained a fairness opinion dated May 15, 2018 from Nomura Securities to the effect that the Share Exchange Ratio is reasonable to NSSMC from a financial viewpoint subject to the conditions precedent stated in “(2) Matters Regarding Valuation” above and other certain conditions.

On the other hand, Nisshin Steel appointed Mitsubishi UFJ Morgan Stanley Securities as a third-party valuation organization and obtained a valuation report regarding the Share Exchange Ratio dated May 16, 2018 from Mitsubishi UFJ Morgan Stanley Securities. For the overview of the valuation report, please refer to “(2) Matters Regarding Valuation” above. Nisshin Steel did not obtain a fairness opinion from Mitsubishi UFJ Morgan Stanley Securities to the effect that the Share Exchange Ratio is reasonable to Nisshin Steel from a financial viewpoint.

(ii)	Advice from Independent Law Firms

As legal advisors regarding the Share Exchange, NSSMC appointed Nishimura & Asahi and Nisshin Steel appointed Nomura & Partners. NSSMC and Nisshin Steel respectively received legal advice regarding the decision-making method and process of the board of directors, including the procedures for the Share Exchange. Both Nishimura & Asahi and Nomura & Partners are independent of both NSSMC and Nisshin Steel and have no material interest in either NSSMC or Nisshin Steel.

(5)	Measures to Avoid Conflicts of Interest

Since NSSMC is already the controlling shareholder of Nisshin Steel, holding 51.27% of the voting rights of Nisshin Steel, Nisshin Steel has taken the following measures to avoid conflicts of interest.

(i)	Unanimous Approval of Directors and Audit & Supervisory Board Members (other than the interested audit & supervisory board member) of Nisshin Steel

At the board of directors’ meeting of Nisshin Steel held today, with all directors in attendance, the proposed resolution regarding the Share Exchange Agreement was adopted with unanimous approval of the directors in attendance.

All audit & supervisory board members (excluding Mr. Manabu Uehara, who is an NSSMC employee) participated in deliberations at the board of directors’ meeting mentioned above and expressed that they did not object to the resolution mentioned above.

In order to avoid conflicts of interest regarding the Share Exchange, Mr. Manabu Uehara, mentioned above, did not participate in the deliberations regarding the Share Exchange and did not express an opinion regarding the Share Exchange at the board of directors’ meetings of Nisshin Steel.

(ii)	Obtaining a Report from a Disinterested Third-Party Committee at Nisshin Steel

In order to prevent the Share Exchange from being conducted on conditions disadvantageous to Nisshin Steel’s minority shareholders, on March 2, 2018, Nisshin Steel established a third-party committee (the “Third-Party Committee”) consisting of three members, namely, Mr. Yoshihide Hirowatari (CPA, Representative Director of AGS Consulting Co., Ltd.) who is an independent external expert having no interest in NSSMC, the controlling shareholder of Nisshin Steel; Mr. Isao Endo, outside and independent director of Nisshin Steel; and Mr. Tatsu Katayama, outside and independent audit & supervisory board members of Nisshin Steel. When examining the Share Exchange, Nisshin Steel asked the Third-Party Committee to provide advice as to (i) whether the purpose of the Share Exchange is reasonable, (ii) whether fairness is maintained in the procedures for the Share Exchange (i.e., background leading to appointment of valuation organizations regarding the Share Exchange Ratio, involvement of outside directors or outside audit & supervisory board members in the decision-making process), (iii) whether the terms and conditions for the Share Exchange are fair and reasonable, and (iv) whether the Share Exchange is not disadvantageous to Nisshin Steel minority shareholders considering (i) to (iii) above.

The Third-Party Committee held five meetings in total from March 20, 2018 to May 14, 2018, collected information and consulted from time to time when necessary, and deliberated regarding the matters requested for advice mentioned above. Upon such deliberation, the Third-Party Committee received explanations (a) respectively from Nisshin Steel and NSSMC about the purpose of the Share Exchange, and background leading to the Share Exchange; (b) from Mitsubishi UFJ Morgan Stanley Securities about the valuation of the Share Exchange Ratio; and (c) from Nisshin Steel about its decision-making method and process regarding the Share Exchange.

As a result of the deliberation based on the valuation report regarding the Share Exchange Ratio prepared by Mitsubishi UFJ Morgan Stanley Securities and other various materials and explanations from the interested parties above, as stated in “8. (3) Overview of Opinion Obtained from Persons without Interest in Controlling Shareholder Regarding the Relevant Transaction Being Not Disadvantageous to Minority Shareholders” below, the Third-Party Committee submitted to Nisshin Steel’s board of directors a report dated today, prior to discussion of the proposed resolution regarding the Share Exchange Agreement, that deemed that the Share Exchange was not disadvantageous to Nisshin Steel’s minority shareholders.

4.	Outline of the Companies to the Share Exchange (as of March 31, 2018)

			Wholly Owning Parent Company in Share Exchange		Wholly Owned Subsidiary in Share Exchange
(1)	Name		Nippon Steel & Sumitomo Metal Corporation		Nisshin Steel Co., Ltd.

(2)	Location		6-1, Marunouchi 2-chome, Chiyoda-ku, Tokyo		4-1, Marunouchi 3-chome, Chiyoda-ku, Tokyo

(3)	Name and Title of Representative		Kosei Shindo, Representative Director and President		Kinya Yanagawa, President & CEO, and Representative Director

(4)	Description of Business Activities		Steelmaking and steel fabrication, Engineering, Chemicals, New materials, and System solutions		Steelmaking and steel fabrication (production and sale of steel products)

(5)	Capital		419,524 million yen		30,000 million yen

(6)	Date of Establishment		April 1, 1950		October 1, 2012

(7)	Number of Outstanding Shares		950,321,402 shares		109,843,923 shares

(8)	Fiscal Year End		March 31		March 31

(9)	Number of Employees		(Consolidated) 93,557 persons		(Consolidated) 7,859 persons

(10)	Major Business Partners		Nippon Steel & Sumikin Bussan Corporation Sumitomo Corporation		Metal One Corporation Nihon Teppan Co., Ltd. Marubeni-Itochu Steel Inc. Mitsubishi Chemical Corporation

(11)	Major Banks		Sumitomo Mitsui Banking Corporation The Bank of Tokyo-Mitsubishi UFJ, Ltd. Mizuho Bank, Ltd.		The Bank of Tokyo-Mitsubishi UFJ, Ltd. Sumitomo Mitsui Trust Bank, Limited Mizuho Bank, Ltd.

(12)	Major Shareholders and Shareholding Ratio	Japan Trustee Services Bank, Ltd. (Trust Account)	4.2%	Nippon Steel & Sumitomo Metal Corporation	51.0%
		The Master Trust Bank of Japan, Ltd. (Trust Account)	4.0%	Japan Trustee Services Bank, Ltd. (Trust Account)	4.3%
		Nippon Life Insurance Company	2.6%	The Master Trust Bank of Japan, Ltd. (Trust Account)	4.3%
		Sumitomo Corporation	1.9%	Japan Trustee Services Bank, Ltd. (Trust Account 9)	2.3%
		Japan Trustee Services Bank, Ltd. (Trust Account 5)	1.8%	ACERINOX, S.A.	1.0%
		Mizuho Bank, Ltd.	1.7%	Japan Trustee Services Bank, Ltd. (Trust Account 5)	0.9%
		STATE STREET BANK WEST CLIENT-TREATY 505234	1.6%	Sumitomo Metal Mining Co., Ltd.	0.9%
		Sumitomo Mitsui Banking Corporation	1.5%	Japan Trustee Services Bank, Ltd. (Trust Account 4)	0.8%
		Meiji Yasuda Life Insurance Company	1.5%	Japan Trustee Services Bank, Ltd. (Trust Account 2)	0.8%
		Japan Trustee Services Bank, Ltd. (Trust Account 9)	1.5%	Japan Trustee Services Bank, Ltd. (Trust Account 1)	0.7%

(13)	Relationship between the Companies

	Capital Relationship	As of March 31, 2018, NSSMC owned 56,020,563 shares representing 51.00% of Nisshin Steel’s outstanding shares.

	Personnel Relationship	Two persons who used to work at NSSMC are currently serving as directors of Nisshin Steel. One employee of NSSMC is currently serving as an audit & supervisory board member of Nisshin Steel.

	Business Relationship	NSSMC supplies to Nisshin Steel substrates (steel slabs, hot-rolled steel sheets and cold-rolled steel sheets) and purchases products from Nisshin Steel (pickled steel sheets, electro-galvanized steel sheets, hot-dip galvanized steel sheets, and aluminized steel sheets).

	Status as Related Parties	NSSMC is the parent company of Nisshin Steel and thus a related party of Nisshin Steel. Nisshin Steel is a subsidiary of NSSMC and thus a related party of NSSMC.

(14)	Operating Results and Financial Conditions for Past Three Years

Fiscal Year	NSSMC (consolidated)			Nisshin Steel (consolidated)
	FY ended March 2016	FY ended March 2017	FY ended March 2018	FY ended March 2016	FY ended March 2017	FY ended March 2018
Net Assets	3,009,075	3,291,015	3,515,501	217,978	226,223	247,860
Total Assets	6,425,043	7,261,923	7,592,413	708,167	706,418	716,693
Consolidated Net Assets per Share (yen)	3,074.28	3,340.21	3,563.80	1,931.19	1,945.79	2,131.12
Sales	4,907,429	4,632,890	5,668,663	547,026	525,563	614,196
Operating Profit	167,731	114,202	182,382	10,087	7,834	17,801
Ordinary Profit	200,929	174,531	297,541	6,206	5,998	18,873
Net Income (Loss) Attributable to Owners of Parent for the Period	145,419	130,946	195,061	Δ6,613	1,672	13,014
Net Income (Loss) per Share for the Period (yen)	158.71	147.96	221.00	Δ60.33	15.26	118.74
Dividend per Share (yen)	18.0	45.0	70.0	40.0	5.0	30.0

(In millions of yen unless otherwise specified)

(Note) The Bank of Tokyo-Mitsubishi UFJ, Ltd. has changed its trade name to MUFG Bank, Ltd. as of April 1, 2018.

5.	Status after the Share Exchange

Wholly Owning Parent Company in Share Exchange
(1)	Name	Nippon Steel & Sumitomo Metal Corporation
(2)	Location	6-1, Marunouchi 2-chome, Chiyoda-ku, Tokyo
(3)	Name and Title of Representative	Kosei Shindo, Representative Director and President
(4)	Description of Business Activities	Steelmaking and steel fabrication, Engineering, Chemicals, New materials, and System solutions
(5)	Capital	419,524 million yen
(6)	Fiscal Year End	March 31
(7)	Net Asset	Yet to be determined.
(8)	Total Assets	Yet to be determined.

6.	Outline of Accounting Treatment

The Share Exchange is expected to be a transaction with non-controlling shareholders among the transactions under common control.

7.	Future Outlook

Since Nisshin Steel is already a consolidated subsidiary of NSSMC, the impact of the Share Exchange on the business results of NSSMC and Nisshin Steel is expected to be minor.

8.	Matters Relating to Transactions, etc. with a Controlling Shareholder

(1)	Falling under a Transaction with a Controlling Shareholder and Conformity to Guidelines for Measures to Protect Minority Shareholders

Since NSSMC is already the controlling shareholder of Nisshin Steel, holding 51.27% of the voting rights of Nisshin Steel, the Share Exchange falls under a transaction with the controlling shareholder for Nisshin Steel. The corporate governance report disclosed by Nisshin Steel on June 27, 2017 contains the following statement in the “Guidelines for measures to protect minority shareholders when conducting a transaction with the controlling shareholder”:

“When conducting a transaction with the parent company, we have fully confirmed that the terms and conditions for the transaction do not significantly differ from those for ordinary transactions with third parties and do not damage our interest.”

When examining the Share Exchange, Nisshin Steel has taken measures to ensure fairness and to avoid conflicts of interest as stated in “3. (4) Measures to Ensure Fairness” and “3. (5) Measures to Avoid Conflicts of Interest” above and believes that such measures conform to the guidelines stated above.

(2)	Matters Regarding Measures to Ensure Fairness and to Avoid Conflicts of Interest

As stated in “(1) Falling under a Transaction with a Controlling Shareholder and Conformity to Guidelines for Measures to Protect Minority Shareholders” above, the Share Exchange falls under a transaction with the controlling shareholder for Nisshin Steel, Nisshin Steel decided that the measures to ensure fairness and the measures to avoid conflicts of interest are necessary, and by taking the measures stated in “3. (4) Measures to Ensure Fairness” and “3. (5) Measures to Avoid Conflicts of Interest” above, it has ensured fairness and avoided conflicts of interest, and carefully discussed and considered the terms and conditions for the Share Exchange at its board of directors.

(3)	Overview of Opinion Obtained from Persons without Interest in Controlling Shareholder Regarding the Relevant Transaction Being Not Disadvantageous to Minority Shareholders

As stated in “3. (5) Measures to Avoid Conflicts of Interest” above, in order to ensure that the Share Exchange is not conducted on conditions disadvantageous to Nisshin Steel minority shareholders, Nisshin Steel established the Third-Party Committee on March 2, 2018. When examining the Share Exchange, Nisshin Steel asked the Third-Party Committee to provide advice as to (i) whether the purpose of the Share Exchange is reasonable, (ii) whether fairness is maintained in the procedures for the Share Exchange (i.e., background leading to appointment of valuation organizations regarding the Share Exchange Ratio, involvement of outside directors or outside audit & supervisory board members in the decision-making process), (iii) whether the terms and conditions for the Share Exchange are fair and reasonable, and (iv) whether the Share Exchange is not disadvantageous to Nisshin Steel minority shareholders considering (i) to (iii) above.

As a result, prior to discussion of the proposed resolution regarding the Share Exchange Agreement, Nisshin Steel obtained a report dated today from the Third-Party Committee as follows: as to (i) above, the Share Exchange shall increase the corporate value of Nisshin Steel and thus the goal of the Share Exchange is rational, because it is expected that, in terms of pursuit of optimal production structures, reorganization of the corporate group businesses, and creation of intercompany policies, the Share Exchange will make it possible to provide a flexible, maneuverable response to changes in the business environment in a more speedy manner and the profit structure of the group’s stainless steel business is expected to improve after the integration of the stainless steel sheet business planned to take place after the Share Exchange; as to (ii) above, in the Share Exchange, Nisshin obtained a share exchange ratio valuation report from an independent third-party valuation organization, received advice from an external expert on the decision-making method and process regarding the Share Exchange, and has taken measures to avoid conflicts of interest, and thus, the Share Exchange is fair; as to (iii) above, there are no unreasonable points regarding the valuation method and process by an independent third-party valuation organization, and Nisshin Steel held substantive consultations and negotiations with NSSMC several times using such valuation results as a reference in order to determine the Share Exchange Ratio, and thus, the Share Exchange Ratio was fair and appropriate; and as to (iv) above, by comprehensively considering the foregoing, the Share Exchange was determined not disadvantageous to Nisshin Steel minority shareholders.

II.	Regarding the Integration of Stainless Steel Sheet Business

1.	Purpose of the Integration of Stainless Steel Sheet Business

NSSC was formed in October 2003 through the integration of the stainless steel business of Nippon Steel Corporation and that of Sumitomo Metal Industries, Ltd., and its business domain covers stainless steel sheets and stainless steel bars and wire rods. Since its formation, NSSC has achieved consistent results by development and marketing of breakthrough new products based on the fusion of the technology of the former two companies as well as promoting cost reduction by improving their production capability for difficult-to-make materials and consolidating facilities.

After the Conversion into a Subsidiary, NSSMC, Nisshin Steel and NSSC have proceeded to develop their alliance and complement each other’s respective stainless steel businesses in the areas of production, sale and procurement. However, in order to respond to harsh business circumstances such as the substantial over-supply in Asian markets and future changes in social and industrial structure, and to further develop and grow, NSSMC, Nisshin Steel and NSSC reached the conclusion that it is imperative that they work toward the maximization of synergy by uniting forces in the stainless steel business of the NSSMC group, sharing and expanding the respective strengths of the three companies, and addressing their weaknesses.

At this time, NSSMC, Nisshin Steel and NSSC have agreed to integrate the stainless steel sheet business of each company around April 1, 2019, after the Conversion into a Wholly Owned Subsidiary, aiming for future growth and development by increasing the competitiveness of the stainless steel sheet business of the NSSMC group as follows: by bringing together management resources for the stainless steel sheet business cultivated so far by each company, integrating respective business strategies, and creating further synergy effects not only through more efficient organizational and operational system but also by creation of value to their customers by providing appropriate products and processing technology, facilitating world-leading technical developments, thoroughly pursuing best practices and increasing competitiveness through the optimized production systems.

2.	Summary of the Integration of Stainless Steel Sheet Business

(1)	Details and Method of the Integration of Stainless Steel Sheet Business

After the Conversion into a Wholly Owned Subsidiary, the three companies, namely NSSMC, Nisshin Steel and NSSC, will have NSSC assume a part of the steel sheet business contained within NSSMC’s special stainless steel business (steel sheets, shaped steel), by way of a company split wherein NSSMC will be the split company and NSSC will be the successor company, and will have NSSC assume the steel sheet business contained within Nisshin Steel’s stainless steel business (steel sheets, steel pipes and tubes), by way of a company split wherein Nisshin Steel will be the split company and NSSC will be the successor company.

The specific scope of the stainless steel sheet business that NSSC will assume, the integration method, and other details of the Integration of Stainless Steel sheet Business will be separately discussed between the three companies, and will be stipulated in a definitive agreement for the Integration of Stainless Steel sheet Business, around January 2019.

Regarding the steel pipe and tube business contained within the stainless steel business of Nisshin Steel, the three companies will discuss the optimal way of business as the NSSMC group.

(2)	Consideration for the Integration of Stainless Steel Sheet Business

Since the Integration of Stainless Steel Sheet Business will be conducted after the Conversion into a Wholly Owned Subsidiary, NSSC will not deliver any consideration therefor to NSSMC and Nisshin Steel.

(3)	Schedule for the Integration of Stainless Steel Sheet Business

Board of directors’ meeting to approve execution of the basic agreement	May 16, 2018

Execution of the basic agreement	May 16, 2018

Board of directors’ meeting to approve execution of the definitive agreement	Around January 2019 (planned)

Execution of the definitive agreement	Around January 2019 (planned)

Planned date of the Integration of Stainless Steel Sheet Business (the effective date)	April 1, 2019 (planned)

(4)	Trade Name and Location of Head Office of the Integrated Company

The trade name and location of the head office of NSSC (the integrated company) after the Integration of Stainless Steel Sheet Business will be stipulated in the definitive agreement for the Integration of Stainless Steel Sheet Business.

3.	Overview of the Companies Integrating their Stainless Steel Sheet Businesses (as of March 31, 2018)

*Overview of NSSMC and Nisshin Steel is as stated above.

(1)	Name	Nippon Steel & Sumikin Stainless Steel Corporation
(2)	Location	8-2, Marunouchi 1-chome, Chiyoda-ku, Tokyo
(3)	Name and Title of Representative	Hitoshi Ito, Representative Director and President
(4)	Description of Business Activities	Production and sale of stainless steel products
(5)	Capital	5,000 million yen
(6)	Date of Establishment	October 1, 2003
(7)	Number of Outstanding Shares	100,000 shares
(8)	Fiscal Year End	March 31
(9)	Number of Employees	(Consolidated) 2,302 persons
(10)	Major Business Partners	NS-Stainless Corporation Metal One Corporation Nippon Steel & Sumikin Bussan Corporation
(11)	Major Banks	Sumitomo Mitsui Banking Corporation Sumitomo Mitsui Trust Bank, Ltd. The Yamaguchi Bank, Ltd.
(12)	Major Shareholders and Shareholding Ratio	NSSMC	100%
(13)	Relationship between the Companies

	Capital Relationship	As of March 31, 2018, NSSMC owns 100% of NSSC’s outstanding shares.
	Personnel Relationship	All five directors of NSSC were used to work at NSSMC, and one corporate auditor out of the two was used to work at NSSMC and the other is an NSSMC employee.
	Business Relationship	NSSMC sells chromium-based hot-rolled stainless steel coils and the like to NSSC while NSSC entrusts to NSSMC the work of hot rolling nickel-based stainless steel sheets. Nisshin Steel and NSSC mutually supply hot-rolled stainless steel products to each other.
	Status as Related Parties	NSSC is an NSSMC subsidiary and thus a related party of NSSMC. NSSC’s parent company (NSSMC) is the same as that of Nisshin Steel and thus NSSC is a related party of Nisshin Steel.

(14)	Operating Results and Financial Conditions for Past Three Years

	NSSC (consolidated)
Fiscal Year	FY ended March 2016	FY ended March 2017	FY ended March 2018
Net Assets	68,327	89,667	102,422
Total Assets	131,657	154,585	168,127
Consolidated Net Assets per Share (yen)	683,270	896,670	1,024,220
Sales	234,200	219,564	258,804
Operating Profit	6,578	15,534	22,927
Ordinary Profit	5,685	13,746	22,212
Net Income (Loss) Attributable to Owners of Parent for the Period	4,112	20,292	16,075
Net Income (Loss) per Share for the Period (yen)	41,120	202,920	160,750
Dividend per Share (yen)	11,200	28,600	46,200

(In millions of yen unless otherwise specified)

4.	Future Prospects

There is nothing particular to note regarding future prospects at present.

End

When NSSMC conducts the Share Exchange with Nisshin Steel, in relation thereto, NSSMC will file a registration statement on Form F-4 with the SEC. Form F-4 will include a prospectus and other documents. When Form F-4 is filed and becomes effective, the prospectus filed as part of Form F-4 will be sent to the U.S. shareholders of Nisshin Steel before the date of shareholders meeting wherein voting rights are scheduled to be exercised to approve the Share Exchange. Form F-4 and the prospectus to be filed will contain important information, such as information on NSSMC and Nisshin Steel, information on the Share Exchange, and other related information. The U.S. shareholders of Nisshin Steel are kindly requested to carefully read Form F-4, the prospectus, and other documents that will be filed with the SEC in relation to the Share Exchange, before exercising their voting rights relating to the Share Exchange at the shareholders meeting. All documents to be filed with the SEC in relation to the Share Exchange will be publicized free of charge on the SEC website at www.sec.gov after filing thereof. Furthermore, such documents will be mailed free of charge upon request. Below is the contact information for mailing such a request.

Contact for inquiries about the Share Exchange:

Company name:	Nippon Steel & Sumitomo Metal Corporation	Company name:	Nisshin Steel Co., Ltd.
Address:	6-1, Marunouchi 2-chome, Chiyoda-ku, Tokyo	Address:	4-1, Marunouchi 3-chome, Chiyoda-ku, Tokyo
Contact person:	Fumiaki Onishi, General Manager, Public Relations Center	Contact person:	Mitsuhiro Murashita, PR Team and Secretary of General Administration Dept.
TEL: E-mail:	03-6867-2130 ohnishi.x97.fumiaki@jp.nssmc.com	TEL: E-mail:	03-3216-5566 murashita.m977@nisshin-steel.co.jp

This document includes information constituting “forward-looking statements.” To the extent that statements in this document do not relate to historical or current facts, they constitute forward looking statements. These forward looking statements are based on our current assumptions and beliefs in light of the information currently available to us, and involve known and unknown risks, uncertainties and other factors. Such risks, uncertainties and other factors may cause the actual results, performance, achievements or financial position of both or either of NSSMC and Nisshin Steel (or the NSSMC Group after the Share Exchange to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward looking statements.

We undertake no obligation to publicly update any forward looking statements after the date of this document. Investors are advised to consult any further disclosures by both or either of NSSMC and Nisshin Steel (or the NSSMC Group after the Share Exchange) in subsequent submissions in Japan pursuant to the Financial Instruments and Exchange Act of Japan and subsequent filings with the SEC, pursuant to the U.S. Securities Exchange Act of 1934, as amended, as well as other publicly disclosed documents.

The risks, uncertainties and other factors referred to above include, but are not limited to:

•	Fluctuations in the supply and demand and prices of steel products;

•	Fluctuations in the prices of raw materials and fuels (such as iron ore, coal, alloy materials, and scrap metal) and in maritime freight;

•	Changes in domestic and international macroeconomic conditions;

•	Fluctuations in the interest rates for loans and corporate bonds, and other fluctuations in financial markets;

•	Fluctuations in the value of securities and other assets (including pension plan assets);

•	Exchange rate fluctuations;

•	Changes in laws and regulations related to our business activities, including trade laws, tariffs and other taxation systems, and environmental regulations;

•	The suspension of, restriction on or increase in cost for, our business activities due to natural disasters, accidents or lawsuits;

•	The inability to conduct the Share Exchange due to a failure to complete necessary procedures (including obtaining approval of the Share Exchange Agreement at Nisshin Steel’s extraordinary shareholders meeting) or for other reasons; and

•	Difficulties realizing synergies in the NSSMC Group after the Share Exchange.